UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                       Princeton American Corporation PELT
                                (Name of Issuer)

                              Common Stock________
                         (Title of Class of Securities)

                                   741783-302
                                 (CUSIP Number)

      William C. Taylor, 7616 Sierra Vista Drive, Scottsdale, Arizona 85250
                      (602)922-0072; FAX #: (602) 922-0702
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                     December 20, 1997 (* see Items 4 and 5)
             (Date of Event which Requires Filing of this Statement)

CUSIP No.         741783-302

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1.   Names of reporting Persons

     I.R.S. Identification Nos. of above Persons (entities only):

     William C. Taylor

2. Check the Appropriate Box if a Member of a Group (See Instructions):

     (a) ___________________________________________________________________

     (b) ___________________________________________________________________


3.   SEC Use Only:

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4.   Source of Funds (See Instructions):     00

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.   Citizenship or Place of Organization: United States

7. Sole Voting power 40% of the outstanding stock of Princeton American Corporation (see text of Items 4 and 5)

8.   Shared Voting Power -0-

9. Sole Dispositive Power 40% of the outstanding common stock (see text of Items 4 and 5)

10.  Shared Dispositive Power -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     The aggregate number of shares identified in Item 5 is unknown at this time. However, under the fully implemented Joint Plan of Reorganization for Princeton American Corporation, the shares identified in Item 5 will represent 40% of all outstanding common stock (see text of items 4 and 5).

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): N/A

13. Percent of Class Represented by Amount in Row (11): 40% of the outstanding common stock (see text of Item 5).

14.  Type of Reporting Person (See Instructions): IN

Item 1.           Security and Issuer
                  Common Stock of Princeton American Corporation PELT, 300 W. Clarendon , Suite 210, Phoenix, Arizona 85013

Item 2.           Identity and Background

     (a)-(c) and (f). This Statement is being filed by William C. Taylor ("Taylor") whose address is 7616 Sierra Vista Drive, Scottsdale, Arizona 85250. Taylor is a


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citizen of the United States and  President  and Director of Princeton  American
Corporation ("Issuer"). Issuer's principal address and business office is 300 West Clarendon, Suite 210, Phoenix, Arizona 85013.

     (d) and (e). During the last five years, Taylor has not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

     Pursuant to a Joint Plan of Reorganization for Issuer ("Reorganization Plan"), confirmed on November 19, 1997, by the United States Bankruptcy Court for the District of Arizona, Case No. 96-13675 PHX JMM, Taylor was awarded the right to receive common stock that represents 40% of Issuer's total stock that will remain outstanding after the Reorganization Plan is fully implemented.(1) This right was received in satisfaction of Taylor's allowed claims consisting of approximately $936,393, arising from a Personal Services Consulting Agreement.

Item 4.    Purpose of Transaction

     Issuer is the surviving corporation of a merger between Minco American Corporation, a Nevada Corporation, and Princeton Electronic Products, Inc., a New Jersey Corporation. Taylor entered into a Personal Services Consulting Agreement ("Agreement") with Minco dated May 5, 1991. After Issuer failed to make payments due Taylor under the Agreement, Taylor sued Issuer for amounts due under the contract in state court. Issuer filed its petition commencing a bankruptcy case on December 11, 1996. In the Chapter 11 proceedings, Taylor asserted claims arising from the Agreement consisting of $346,393 for arrearages, a balance of $590,000 owed on the Agreement, and attorneys' fees and costs incurred pre-petition.

     On November 19, 1997, the bankruptcy court confirmed the Joint Plan of Reorganization, effective December 20, 1997, filed as Exhibit 1 hereto and incorporated herein by reference. Under the Joint Plan of Reorganization, Taylor's claims were satisfied by an issuance of a number of shares of common stock that represent forty percent (40%) of Issuer's total common stock that will be outstanding after December 27, 1997, and after taking into account the following claims as defined in the Joint Plan of Reorganization: the stock held by the holders of Class 11 Interests, the stock held by the holders of Class 12 Interests, the stock held by holders of claims that are subordinated to Class 12, the stock issued to holders of Allowed Interests based upon warrants, options of similar rights, and the stock issued in


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(1)  When combined with stock Taylor already owned,  this amount represents less than 41% of Issuer's total common stock.

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satisfaction  of the Class 13 claims.  See  paragraph  5.10 of the Joint Plan of
Reorganization attached as Exhibit 1 hereto and incorporated by reference.

     Pursuant to the terms of the Joint Plan of Reorganization, Taylor's stock (and any dividends issued in respect of such stock) are being held in escrow by Roger W. Brown, the Chapter 11 Trustee, and are not transferable, assignable or redeemable, until all Class 8 and Class 9 Allowed Claims have been paid in full as provided by the Reorganization Plan. Taylor has and may exercise all voting and other shareholder rights and powers represented by such stock while it is held in escrow. When all Allowed Class 8 and Class 9 Claims have been paid as provided by the Reorganization Plan, the Trustee shall deliver the stock held in escrow to Taylor.

     As a result of the confirmed Reorganization Plan, the board of directors, Dale E. Eyman, David S. Smith and Michael B. Mooney, has been replaced by
Taylor, Roderick W. Mckinnon III and Scott E. Bird, Jr., effective as of December 20, 1997, the effective date of the Reorganization Plan.

     The Confirmed Joint Plan of Reorganization for Issuer has been previously filed with the Securities Exchange Commission as Exhibits 1 and 2 to Issuer's Form 8-K dated December 20, 1997.

Item 5.    Interest in Securities of the Issuer

     Taylor is deemed the beneficial owner of common stock shares representing 40% of the outstanding common stock of Issuer. The number of outstanding shares is unknown at this time as prior schedules filed in bankruptcy court by Issuer reflect a total of 18,443,586 common shares outstanding, but information received from Issuer's stock transfer agent reflects that there may be as many as 26 million shares outstanding. Pursuant to the Reorganization Plan, the shares of stock beneficially owned in Item 1 (including any dividends issued in respect of such stock) are currently held in escrow. While in escrow, Taylor has and may exercise all voting and other shareholder rights and powers represented by such stock while it is held in escrow, though the shares are not transferable, assignable, or redeemable until certain allowed claims are paid. See Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Security of the Issuer

     Other than the information set forth in response to Items 4 and 5 and the copy of the Joint Plan of Reorganization, no contracts, arrangements, understandings or relationships (legal or otherwise) between Taylor and any other person with respect to any securities of the Issuer exist.


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Item 7.     Material to Be Filed as Exhibits

     Exhibit 1: Order confirming Joint Plan of Reorganization dated November 19, 1997, and Trustee's and Taylor's Joint Plan of Reorganization dated November 14, 1997.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February ___, 1998

                                                     William C. Taylor

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